Exhibit 99

FOR IMMEDIATE RELEASE

VIMPELCOM TO ACQUIRE 100% OF THE OUTSTANDING SHARES OF

GOLDEN TELECOM FOR $105 IN CASH PER SHARE

Moscow and New York (December 21, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) (NYSE: VIP) and Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: “GLDN”) today issued the following joint statement:

Following the announcement on December 3, 2007 of a potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom, VimpelCom and Golden Telecom confirm that a definitive merger agreement has been entered into between Golden Telecom and two wholly-owned subsidiaries of VimpelCom, VimpelCom Finance B.V. and Lillian Acquisition, Inc. Pursuant to the merger agreement, Lillian Acquisition, Inc. will commence a tender offer on or before January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of $105 per share in cash, implying a total equity value of approximately $4.3 billion. The offer price of $105 per share represents a premium of 3.5% to the closing price of Golden Telecom common stock on November 30, 2007, the business day before Golden Telecom and VimpelCom announced that they were in negotiations regarding a potential transaction, and a premium of 10.1% and 27.6% to the average closing price of Golden Telecom common stock over the previous 60 and 120 days, respectively.

The tender offer, if successful, will be followed by a second-step merger in which any shares of Golden Telecom common stock not tendered into the offer will be converted into the right to receive $105 per share in cash.

The transaction was unanimously recommended to the Board of Directors of each of VimpelCom and Golden Telecom by their respective Special Committees of independent directors. Following such recommendations, the Board of Directors of each of VimpelCom and Golden Telecom approved the transaction by a unanimous vote of all directors present.

VimpelCom expects the transaction will

•	transform VimpelCom from a mobile-centric operator to an integrated service provider with an established position in high-growth broadband, data and mobile markets;

•	create the first fully-integrated telecoms service provider across Russia and the CIS;

•	enhance VimpelCom’s positioning as a market leader in integrated corporate solutions as a result of product bundling; and

•	address high-growth adjacent markets where Golden Telecom has a significant infrastructure advantage.

Alexander Izosimov, Chief Executive Officer of VimpelCom, stated, “We are delighted to offer the advantages and growth potential of this powerful strategic combination to our shareholders. VimpelCom has great respect and admiration for Golden Telecom, including its business, products, operations and employees, and we look forward to working closely with them as we consummate this transaction and begin what we anticipate to be a smooth integration process.”

Jean-Pierre Vandromme, Chief Executive Officer and Director of Golden Telecom, commented, “We believe this is a positive development for Golden Telecom shareholders and employees. It represents an opportunity for our shareholders to capture the significant value that has been created at Golden Telecom over the last several years. For our employees, it means becoming a part of a much larger telecommunications business with the scale and resources to thrive. VimpelCom’s interest in the company is a testament to the value our loyal and dedicated employees have created and I would like to thank them for their commitment and hard work. We look forward to working with VimpelCom to complete the transaction as expeditiously as possible.”

Transaction Details

The tender offer will expire at midnight New York time on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. After completion of the tender offer, Lillian Acquisition, Inc. will be merged with and into Golden Telecom, and all outstanding shares of Golden Telecom common stock not tendered into the tender offer will be converted into the right to receive $105 in cash.

The consummation of the tender offer is subject to the satisfaction or waiver of certain conditions, including: (i) a minimum of 63.3% of the outstanding Golden Telecom shares having been tendered into the offer, (ii) the receipt of applicable antitrust approvals, (iii) the absence of litigation or governmental action challenging or seeking to prohibit the offer or the merger, (iv) there not having been a material adverse change with respect to Golden Telecom, and (v) other customary conditions.

Advisors

UBS Investment Bank acted as financial advisor and Akin Gump Strauss Hauer & Feld LLP acted as legal advisor to VimpelCom for this transaction. Credit Suisse acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to the Special Committee of the Board of Directors of Golden Telecom. Chadbourne & Parke LLP acted as legal advisor to Golden Telecom.

Further Communication

VimpelCom’s management will conduct a conference call to discuss the transaction and the forthcoming tender offer in early January prior to the tender offer launch. Details of the conference call will be announced in advance.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

About Golden Telecom (www.goldentelecom.com):

Golden Telecom, Inc. (NASDAQ: “GLDN”) is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). Golden Telecom offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 314 combined access points in Russia and other countries of the CIS. Golden Telecom offers mobile services in Moscow, Kiev and Odessa.

Statements contained herein are forward-looking and are made in compliance with safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements include, without limitation, those concerning the potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom at a price per share of $105 in cash, the expected timing of the transaction, plans relating to integration of the companies’ businesses and the benefits of the transaction. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties, including, without limitation, the possibility that the parties are not able to complete the transaction or that the potential transaction terms change. Additionally, VimpelCom may not realize the anticipated benefits of the transaction as a result of unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the U.S. Securities and Exchange Commission, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2006, and in Golden Telecom’s filings with the U.S. Securities and Exchange Commission, including Golden Telecom’s quarterly reports on Form 10-Q, periodic reports on Form 8-K filed in 2007, and Golden Telecom’s annual report on Form 10-K for the year ended December 31, 2006.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Golden Telecom common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (“SEC”), will be mailed to Golden Telecom stockholders and will also be made available for distribution to beneficial owners of Golden Telecom common stock. The solicitation of offers to buy shares of Golden Telecom common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Golden Telecom stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Lillian Acquisition, Inc. with the SEC, and the solicitation/recommendation statement will be filed by Golden Telecom with the SEC. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Lillian Acquisition, Inc. and Golden Telecom at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. The solicitation/recommendation statement and related documents may be obtained by directing such requests to Alexey Subbotin, Director, Investor Relations at the phone number or e-mail address below.

Alexander Boreyko	Alexey Subbotin
VimpelCom	Golden Telecom
Investor_Relations@vimpelcom.com	ir@gldn.net
Tel: +7 (495) 910-5977	Tel.: +7 (495) 797-9300
www.vimpelcom.com	www.goldentelecom.com